UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

September 15, 2004

Mari-Anne Pisarri, Esq.
Pickard and Djinis LLP
1990 M Street, N.W.
Washington, DC 20036

Dear Ms. Pisarri:

In your letter dated September 15, 2004 on behalf of Institutional Shareholder Services, Inc. ("ISS"), you request that we elaborate on the guidance that we provided on May 27, 2004 to Egan-Jones Proxy Services (the "Egan-Jones Letter") concerning investment advisers that use the recommendations of independent third parties to vote client proxies.[1] You essentially request that we concur with your view that an investment adviser may determine that a proxy voting firm is capable of making impartial proxy voting recommendations in the best interests of the adviser's clients based on the procedures that the proxy voting firm has adopted and implemented to insulate the firm's voting recommendations from incentives to vote the proxies to further the firm's relationships with issuers ("conflict procedures").[2]

In the Egan-Jones Letter, we indicated that, under certain circumstances, a proxy voting firm could be an independent third party for purposes of making proxy voting recommendations for an investment adviser's clients, even though the firm receives compensation from an issuer

1 As we noted in the Egan-Jones Letter, an investment adviser may face direct and indirect conflicts of interest in voting its clients' proxies. An investment adviser could, however, demonstrate that its vote of its clients' proxies was not a product of a conflict of interest if the adviser voted the proxies in accordance with a pre-determined policy based on the recommendations of an independent third party. *See* Investment Advisers Act Release No. 2106 (Jan. 31, 2003) (adopting Rule 206(4)-6). *See also* Investment Company Act Release No. 25922 (Jan. 31, 2003) (adopting Rule 30b1-4 under the Investment Company Act of 1940).

2 In your letter, you specifically request no-action relief under rule 206(4)-6 under the Advisers Act. That rule addresses the adoption, implementation and disclosure of proxy voting procedures that are reasonably designed to ensure that investment advisers vote client proxies in their clients' best interests. You do not, however, request relief from any requirement of the rule. Consequently, we will not respond to your request for no-action relief under the rule. In addition, as a matter of policy, we will not respond to inquiries as to whether any particular policies and procedures are reasonably designed to ensure that an investment adviser votes its clients' proxies in their best interest because those inquiries are factual in nature, and we are not in a position to ascertain, verify or evaluate the requisite factual information.

("Issuer") for providing advice on corporate governance issues ("corporate services").[3] We explained, however, that an investment adviser could breach its fiduciary duty of care to its clients by voting its clients' proxies based upon a proxy voting firm's recommendations because the firm could recommend that the adviser vote the Issuer's proxies in the firm's own interests, to further its relationship with the Issuer and its business of providing corporate services, rather than in the interests of the adviser's clients.

In the Egan-Jones Letter, we stated that an investment adviser should obtain information from any prospective proxy voting firm to enable the adviser to determine that the firm is in fact independent, and can make recommendations for voting proxies in an impartial manner and in the best interests of the adviser's clients. We suggested that an investment adviser also obtain such information on an ongoing basis from any proxy voting firm that it employs. We also suggested that an investment adviser require a proxy voting firm to disclose to the adviser any relevant facts concerning the firm's relationship with an Issuer, such as the amount of the compensation that the firm has received or will receive from the Issuer.

You contend that a case-by-case evaluation of a proxy voting firm's potential conflicts of interest is not the exclusive means by which an investment adviser may fulfill its fiduciary duty of care to its clients in connection with voting client proxies according to the firm's recommendations. We agree. You believe that an investment adviser may instead determine that a proxy voting firm is capable of making impartial recommendations in the best interests of the adviser's clients based on the firm's conflict procedures.

Whether an investment adviser breaches or fulfills its fiduciary duty of care when employing a proxy voting firm depends upon all of the relevant facts and circumstances. Consistent with its fiduciary duty, an investment adviser should take reasonable steps to ensure that, among other things, the firm can make recommendations for voting proxies in an impartial manner and in the best interests of the adviser's clients. Those steps may include a case-by-case evaluation of the proxy voting firm's relationships with Issuers, a thorough review of the proxy voting firm's conflict procedures and the effectiveness of their implementation, and/or other means reasonably designed to ensure the integrity of the proxy voting process. The relevant facts and circumstances will dictate what steps an investment adviser should take in evaluating a prospective proxy voting firm.

When reviewing a proxy voting firm's conflict procedures, an investment adviser should assess the adequacy of those procedures in light of the particular conflicts of interest that the firm faces in making voting recommendations.[4] An investment adviser should have a thorough

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3 We stated that the mere fact that the proxy voting firm provides corporate services and receives compensation from the Issuer for these services generally would not affect the firm's independence from an investment adviser for purposes of making voting recommendations concerning the Issuer's proxies for the investment adviser's clients.

4 For example, when assessing a proxy voting firm's conflict procedures, an investment adviser should consider whether the procedures effectively (a) preclude the natural persons who

understanding of the proxy voting firm's business and the nature of the conflicts of interest that the business presents, and should assess whether the firm's conflict procedures negate the conflicts.[5] The investment adviser should also assess whether the proxy voting firm has fully implemented the conflict procedures.

We also note that a proxy voting firm's business and/or conflict procedures could change after an investment adviser's initial assessment, and any changes could alter the effectiveness of the conflict procedures and require the adviser to make a subsequent assessment. Consequently, an investment adviser should establish and implement measures reasonably designed to identify and address the proxy voting firm's conflicts that can arise on an ongoing basis, such as by requiring the firm to update the adviser of any relevant change in its business or conflict procedures.

Please note that we take no position in this letter regarding whether ISS' conflict procedures, as described in your letter, effectively ensure that its proxy voting recommendations to investment advisers are impartial. Nor do we take any position regarding whether an investment adviser should hire ISS as an independent third party to vote client proxies. The decision to hire ISS as an independent third party and, in particular, the assessment of the adequacy and effectiveness of ISS' conflict procedures rests entirely with the investment adviser. If you have additional questions, you may telephone John L. Sullivan, Senior Counsel, David W. Grim, Branch Chief, or Alison M. Fuller, Assistant Chief Counsel, at (202) 942-0659.

Very truly yours,

Douglas Scheidt
Associate Director and
Chief Counsel

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make the firm's proxy voting recommendations from obtaining access to information about the firm's business relationships with Issuers and (b) insulate those persons from direct or indirect influence by the firm's employees who know of those relationships.

In addition, an investment adviser should consider, among other things, evaluating the frequency with which the proxy voting firm recommends voting in favor of the management of Issuers that have engaged the firm to provide corporate services.

5 As an example, an investment adviser should consider how the conflict procedures address a proxy voting firm's voting recommendation concerning an Issuer that makes payments to the firm for corporate services, which are the single largest source of revenue for the firm.

PICKARD AND DJINIS LLP
ATTORNEYS AT LAW
1990 M STREET, N.W.
WASHINGTON, D.C. 20036

TELEPHONE
(202) 223-4418

TELECOPIER
(202) 331-3813

September 15, 2004

By Hand and Electronic Mail

Douglas J. Scheidt, Esq.
Associate Director (Chief Counsel)
Division of Investment Management
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Mr. Scheidt:

We submit this letter on behalf of Institutional Shareholder Services, Inc. ("ISS") to request assurance that the Division of Investment Management will not recommend enforcement action to the Commission if a registered investment adviser determines the impartiality of an independent proxy voting firm based on the proxy voting firm's overall policies and procedures rather than on an examination of the firm's specific relationships with individual issuers. In particular, ISS seeks a no-action position to the effect that an adviser may satisfy its duty under Rule 206(4)-6 under the Investment Advisers Act of 1940 ("Advisers Act") to determine that an independent proxy voting firm is capable of making impartial recommendations in the best interests of the adviser's clients by examining the procedures that the proxy voting firm has adopted to insulate its voting recommendations from its relationships with issuers.

ISS is a registered investment adviser whose primary business is helping institutional investors meet their fiduciary responsibilities related to proxy voting. It does this by analyzing proxies and issuing informed research and objective vote recommendations for more than 10,000 U.S. and 12,000 non-U.S. shareholder meetings each year.[1] In addition, the company publishes proxy voting manuals, newsletters and proxy season reviews, and maintains various corporate governance databases.

Completely separate from its institutional business, ISS also serves the issuer community with a variety of corporate governance web-based tools, advisory services and publications that can assist issuers with executive and director compensation modeling, capital structure planning and understanding corporate governance best practices. ISS

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[1] ISS also votes, records and generates voting activity reports for approximately one-half of its institutional shareholder client base.

believes that supplying issuers with access to its corporate governance web-based tools, advisory services and publications benefits the firm's institutional clientele, because good corporate governance ultimately results in increased shareholder value. Nevertheless, ISS realizes that serving both institutional investors and issuers could create potential conflicts. ISS has adopted and follows policies and procedures to ensure that the proxy voting advice and services it provides to institutional investors remain independent from the products and services it offers to issuers. These policies and procedures are fully disclosed to ISS' clients.

First, ISS has erected a firewall between its institutional and corporate activities in order to maintain the highest level of objectivity in research and integrity in voting recommendations. This firewall involves functional, physical, and technological separations. For example, the management and staff of the Domestic and Global Research departments who analyze proxies and formulate voting recommendations are completely different from the management and staff of the Corporate Programs division who supply the web-based tools and publications to corporate clients and provide advice in connection therewith. The sales staffs for the institutional and corporate products are distinct as well.

The Domestic and Global Research staff and the Corporate Programs staff operate out of separate and secure areas at ISS' headquarters, and they maintain separate and secure office equipment and information databases. Furthermore, both the Corporate Programs staff and the sales staff for the corporate products have been trained in the requirement to keep the identities of the issuer clients confidential, and they communicate with those clients in a secure fashion. ISS has also instituted a "blackout" policy pursuant to which the Corporate Programs division refrains from providing any advisory services to issuers or access to the web-based tools from the time a definitive proxy statement is filed and until the date of the issuer's shareholders' meeting.

In addition to its elaborate firewall, ISS has taken other steps to ensure the objectivity and transparency of its proxy voting advice. For example, ISS publishes a *Proxy Voting Manual* that describes all of the company's policies and the analytical framework it uses to make voting decisions on every major issue. By articulating these policies and analytical framework and requiring that all proxy analyses and vote recommendations be formulated in accordance therewith, the *Manual* ensures that each individual proxy analysis and voting recommendation is made on an objective basis. Furthermore, ISS requires issuers who buy products and services from the Corporate Programs division to sign an agreement acknowledging that their acquisition of such services will not result in their proxy proposals' receiving preferential treatment from ISS.[2]

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[2] In fact, approximately 25 percent of all issuers who use ISS' products or services subsequently submit proposals that receive a negative recommendation from ISS' Proxy Advisory Service.

Believing that sunlight is the best disinfectant, ISS also informs its institutional clientele about its business relationships with issuers in a number of different ways. For example, Part II of ISS' Form ADV contains a comprehensive narrative description of all the products and services that ISS makes available to corporations. Similar comprehensive disclosure appears on ISS' website.[3] In addition, the standard Master Services Agreement ISS uses with its institutional clients clearly discloses both that ISS' Corporate Programs Division offers products and services to issuers of proxy solicitations and that the Corporate Programs Division employees are not involved in the analysis of filed proxy proposals or the preparation of vote recommendations.

Finally, ISS discloses the existence of its corporate relationships on each proxy analysis, and it does so in a way that protects the sanctity of the firewall:

> *This issuer may have purchased self-assessment tools and publications from ISS, or ISS's Corporate Programs Division may have provided advisory or analytical services to the issuer in connection with the proxies described in this report. Neither the issuer nor any Corporate Programs Division employee played a role in the preparation of this report. To inquire about any issuer's use of ISS Corporate Programs products please email* disclosure@issproxy.com.

ISS affords institutional subscribers the opportunity to inquire about ISS' specific relationship with any individual issuer rather than merely publishing that information, because publicly identifying corporate clients would tip off the proxy analyst as to those relationships, thereby raising the very conflict that the company's information barrier is designed to avoid.

For the reasons discussed below, we respectfully submit that an adviser who subscribes to ISS' Proxy Advisory Services could sufficiently assess ISS' ability to render impartial voting advice on the basis of the firewall, general disclosure and other policies and procedures described herein without inquiring about specific issuer relationships on a case-by-case basis.

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[3] www.issproxy.com. The home page for this site clearly identifies "Solutions for Institutional Investors" and "Solutions for Corporate Issuers."

DISCUSSION AND ANALYSIS

As fiduciaries, investment advisers owe their clients duties of care and loyalty regarding all activities they undertake on their clients' behalf.[4] Last year, the Commission adopted Rule 206(4)-6 under the Advisers Act to address advisers' fiduciary duties in the context of proxy voting.[5] Among other things, this rule requires an investment adviser who has authority to vote client proxies to adopt and implement written policies and procedures reasonably designed to ensure that the adviser votes those proxies in the clients' best interest.[6]

The required policies and procedures must specifically describe how the adviser addresses material conflicts between its interests and those of its clients with respect to proxy voting. However the rule does not dictate the way in which advisers must address conflicts; nor does it include a list of approved procedures. Instead, the Commission recognized that because advisers come in so many shapes and sizes, the public is best served if advisers have the flexibility to craft procedures tailored to their operations and the particular conflicts they face.

While declining to specify how an adviser must address conflicts of interest, the Commission, in the Adopting Release for the rule, did discuss a number of options an adviser might consider. These include disclosing conflicts and obtaining client consent before voting; having the client engage another party to vote a proxy involving a material conflict; voting securities based on a pre-determined policy, where application of that policy to the matter in question leaves the adviser little discretion; or voting in accordance with a pre-determined policy based on the recommendations of an independent third party. To these options, the Commission added:

> *Other policies and procedures are also available; their effectiveness (and the effectiveness of any policies and procedures) will turn on how well they insulate the decision on how to vote client proxies from the conflict.*[7]

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4 *See SEC v. Capital Gains Research Bureau, Inc.*, 375 U.S. 180, 194 (1963).

5 *See* IA Rel. No. 2106 (Jan. 31, 2003) (the "Adopting Release").

6 The rule also obligates advisers to disclose information about those policies and procedures to clients and to inform clients how they can obtain information regarding how the adviser has voted their proxies.

7 Adopting Release at section II.A.2.b.

In a May 27, 2004 interpretive letter to Egan-Jones Proxy Services the staff of the Investment Management Division addressed the circumstances under which a third party may be considered "independent" for purposes of Rule 206(4)-6. In particular, the Egan-Jones letter confirmed that a third-party voting service's independence is determined by its relationship to the adviser who hires it to vote client proxies, not by its other business relationships. Thus, the "mere fact that the proxy voting firm provides advice on corporate governance issues and receives compensation from the Issuer for these services generally would not affect the firm's independence" for purposes of Rule 206(4)-6.[8]

However, the interpretive letter went on to explain that in order to satisfy its fiduciary duties, an investment adviser must undertake some due diligence before deciding to follow the voting recommendations of an independent proxy voting firm. In this regard, the adviser must obtain sufficient information to determine, among other things, that the independent voting firm has the capacity and competency to analyze proxy issues adequately, and that it is capable of making voting recommendations in an impartial manner and in the best interest of the adviser's clients. The adviser should also implement procedures to identify and address any conflicts regarding the third-party voting service that can arise on an ongoing basis.

Where an independent voting agent receives compensation from issuers for providing advice on corporate governance matters, the letter suggests various steps an investment adviser could take to ascertain that the agent is still able to make impartial voting recommendations in the best interests of the adviser's clients. These steps include requiring the voting agent to disclose information about its corporate governance activities on an issuer-by-issuer basis, or allowing the independent third party to vote the proxies of only those issuers with whom it has no material relationship. Although the staff did not indicate that these steps were the exclusive means by which an investment adviser could satisfy its fiduciary duties to its clients, some parties have, unfortunately, read the Egan-Jones letter that way.

As noted above, in adopting Rule 206(4)-6 the Commission opined that an adviser can address conflicts of interest in a variety of ways, and that the effectiveness of an adviser's policies and procedures depends on how well they insulate the proxy voting decision from the conflict in question. This means that an adviser can make a determination of an independent proxy voting agent's ability to render impartial advice based on the independent proxy voting agent's policies and procedures to insulate its voting recommendations from its relationships with issuers, without inquiring about the firm's relationships with issuers on a case-by-case basis.

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[8] *Egan-Jones Proxy Services* at 3.

CONCLUSION

Based upon the foregoing, we ask for your assurance that you will not recommend that the Commission take enforcement action for a violation of Rule 206(4)-2 under the Advisers Act if a registered investment adviser determines the impartiality of an independent proxy voting firm based on the proxy voting firm's overall policies and procedures rather than on an examination of the proxy voting firm's specific relationships with individual issuers. If you need any further information on this matter, please do not hesitate to contact me or William D. Edick at 202-223-4418.

Very truly yours,

Mari-Anne Pisarri /WDE

Mari-Anne Pisarri

cc: John M. Connolly